FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the months of January 2004 - May 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   June 4, 2004

Exhibit Index

Exhibit

Description

1

April 27, 2004 News Release

2

April 22, 2004 News Release

3

March 1, 2004 News Release

4

January 6, 2004 News Release

ACREX VENTURES LTD.

Suite 1400 - 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

Tuesday, April 27, 2004, Vancouver, B.C.

Symbol "AKV": TSX Venture Exchange

ACREX FILES AMENDED AND RESTATED QUARTERLY REPORT

SCHEDULES B AND C FOR QUARTER ENDED SEPTEMBER 30, 2003

Acrex Ventures Ltd. ("Company") has refiled, on SEDAR, Schedules B and C of its September 30, 2003 Quarterly Report, in an amended and restated form.  This filing has been made as a result of a request from the B.C. Securities Commission, which considered that the Company's disclosures in the previous filing did not adequately comply with the applicable requirements.  The principal revisions in the restated documents are:

1.

the listing of the share purchase options held by insiders of the Company;

2.

setting out a specific breakdown of the Company's exploration costs during the quarter ended September 30, 2003;

3.

expanding the wording used in the Management Discussion to express the Company's business objectives and to expand the discussion of the Company's administrative expenses in comparison to projected administrative expense budgets contained in earlier documents filed by the Company.

Investor Relations -

Tel:   604-675-7640

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release

ACREX VENTURES LTD.

Suite 1400 - 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

Thursday, April 22, 2004, Vancouver, B.C.

Symbol "AKV": TSX Venture Exchange

ACREX VENTURES EXTENDS WESTERN ZONE MINERALIZED SYSTEM TO OVER 850M STRIKE LENGTH

Acrex Ventures Ltd. ("Acrex") is pleased to provide an update on diamond drilling results from the recently discovered Western Zone on its Michaud Property - optioned from Moneta Porcupine Mines Inc.  The property is located along the prolific gold producing Destor-Porcupine Fault Zone of the Abitibi Greenstone Belt, Northern Ontario.  An additional 6 holes, comprising 2,220 meters of drilling have been completed in this Zone since the previous Acrex News Release of March 1, 2004.

Western Zone

The recent drilling has successfully demonstrated that the Western Zone mineralized system extends to 850 metres in length and remains open to the east and west, and at depth. Quartz veining, alteration and/or mineralization, all of which are indicative of the mineralized structural system, were encountered in all drill holes completed to date in the Western Zone.  Hole MA-04-019 was collared approximately 245 meters west of the previously reported most westerly hole MA-04-017.  Three separate intervals of mineralization, which returned 2.71 g/t over 0.4m; 7.88 g/t over 0.35m; and 2.31 g/t over 1.8 meters, were encountered in hole MA-04-019 between 146 and 188 meters.  Hole MA-04-020 is located approximately 120 meters east of the previously reported most easterly hole MA-04-016.  In hole MA-04-020, two main zones of alteration and quartz veining returned 1.23 g/t over 0.4 meters and 1.7 g/t gold over 0.5 meters between 199.6 and 204.5 meters; and 1.09 g/t over 0.3meters and 1.15 g/t gold over 1.1 meters between 263.4 and 274.4 meters.  Two holes, MA-04-021 and MA-04-022, were drilled at 60o to the zone to test for mineralised cross structures as well as to investigate the continuity of the mineralization.  Both holes intersected and confirmed the trend of the mineralization.  Hole MA-04-021 intersected the principal mineralised structure midway between holes MA-04-014 and MA-04-015 and returned 3.17 g/t over 0.44m; 5.66 g/t over 0.50m and 3.07 g/t over 0.40m. Hole MA-04-022 intersected the principal mineralised structure midway between holes MA-04-013 and MA-04-014 and returned 6.95 g/t over 1.00m; 6.08 g/t over 2.00m including 10.18 g/t over 0.50m. These mineralized intersections, continuing along strike from the previously reported 350 meter long higher grade core of the Western Zone, demonstrate the extension of the overall mineralized system to the east towards the "55" Zone and to the west along the remaining 3 kilometres of Acrex ground.  The mineralized system in the Western Zone has only been tested to a vertical depth of 150 - 190 meters and remains open to depth.  Additional testing will be required to determine potential for an enriched plunge controlled component to the mineralization.  Mineralized systems in the area are known to extend to depths in excess of 1000 meters (i.e. Barrick's Holt McDermott Mine and Acrex's Southwest Zone).

Western Zone					
DDH	**FROM (m)**	**TO (m)**	**Interval (m) Drilled Width**	**Au fire assay (g/t)**	**Alteration Zone**
MA-03-12	-	-	-	-	in ultramafic volcanics - no zone
MA-03-13	203.80	205.00	1.20	1.13	
	213.00	218.40	5.40	2.30	
including	213.60	215.70	2.10	**4.24**	
	213.60	**214.20**	**0.80**	**10.98**	ZONE B -213.0 -218.4m
MA-03-14	198.90	201.00	2.10	1.39	ZONE B -198.90 -202.50m
including	199.40	200.00	0.60	2.35	
	258.40	259.40	1.00	1.21	
including	258.40	258.80	0.40	1.84	
	262.70	266.70	4.00	**5.60**	ZONE A - 252.50 -268.0m
including	**263.30**	**265.70**	**2.40**	**8.57**	
	263.70	**264.30**	**0.60**	**26.72**	
MA-04-15A	-	-	-	-	lost in overburden
MA-04-15	130.00	131.50	1.50	1.09	
	147.60	149.10	1.50	**8.45**	
including	**148.00**	**148.60**	**0.60**	**15.58**	ZONE C - 146.14 - 149.80m
or	**148.00**	**148.30**	**0.30**	**20.86**	ZONE B - 289.10 -300.0m
MA-04-16	207.00	207.50	0.50	1.40	ZONE B - 174.04 - 197.80m
MA-04-17	190.50	191.40	0.90	**10.59**	ZONE C -190.90 - 194.50 m
including	**191.00**	**191.40**	**0.40**	**22.97**	
	332.60	335.00	2.40	**2.08**	ZONE B - 324.10 - 342.33m
or	332.60	333.70	1.10	**3.78**	
including	**332.60**	**333.00**	**0.40**	**6.78**	
MA-04-18	332.00	332.50	0.50	1.19	
	439.10	439.50	0.40	2.46	ZONE B - 439.0 - 443.12m
MA-04-19	146.00	146.40	0.40	2.71	ZONE B - 146.0 - 174.10m
	167.00	167.35	0.35	**7.88**	
	186.20	188.00	1.80	**2.31**	
including	**187.00**	**188.00**	**1.00**	**3.14**	
MA-04-20	199.60	200.00	0.40	1.23	ZONE C - 196.60 - 205.20m
	204.00	204.50	0.50	1.70	
	263.40	263.70	0.30	1.09	
	273.30	274.40	1.10	1.15	
MA-04-21	**169.76**	**170.20**	**0.44**	**3.17**	ZONE A - 143.0 - 148.0m
	200.00	201.10	1.10	1.99	ZONE C - 198.90 - 206.0m
	244.30	**244.80**	**0.50**	**5.66**	
	373.10	374.40	1.30	2.39	ZONE B - 373.0 - 422.70m
including	**374.00**	**374.40**	**0.40**	**3.07**	
MA-04-22	207.00	208.00	1.00	6.95	
including	**207.40**	**208.00**	**0.60**	**9.78**	
	239.00	241.00	2.00	6.08	ZONE A - 236.60 - 248.20m
including	**239.50**	**240.50**	**1.00**	**9.68**	
or	**239.50**	**240.00**	**0.50**	**10.18**	
	300.00	300.50	0.50	1.12	
	320.00	323.00	3.00	1.67	ZONE B - 311.43 - 339.50m
including	**320.00**	**321.00**	**1.00**	**2.51**	
MA-04-23	125.00	126.00	1.00	0.92	
	145.50	146.00	0.50	0.97	ZONE A - 137.70 - 140.36m

ALTERATION LEGEND - MINERALIZED ZONES IN THE WESTERN ZONE

ZONE A

Extensive quartz-feldspar, chlorite veins occurring within carbonatized, silicified and sericitized mineralized wallrock, approximately 6 to 7% finely disseminated pyrite

ZONE B

Quartz-chlorite-carbonate veinlets and stringers occurring within carbonatized mineralised wallrock with extensive contorted sericitic banding, structurally deformed, approximately 4 to 5% finely disseminated pyrite

ZONE C

Hematitic and potassic wallrock with occasional quartz-feldspar veinlets and stringers with coarse grained pyrite localized along vein contacts, prominent sericitic banding, approximately 4 to 5% finely disseminated pyrite

"55" Zone

Previously reported drilling in the "55" Zone suggests the possibility of up to four separate gold bearing zones within a mineralized system that has been demonstrated by drilling to extend at least 350 meters along strike (Acrex News Release of January 6, 2004).  Significant mineralized intervals in the "55" area include 4.42 g/t over 6.2 meters (hole MN96-174); 8.55 g/t over 2.7 meters (hole MN96-180); 13.09 g/t over 3.5 meters (hole MN97-195); 7.54 g/t over 6.5 meters (hole MA-02-06); and 4.37 g/t over 4.28 meters (hole MA-03-10), with individual highs of 24.85 g/t over 1.1 meters (hole MN97-195) and 21.72 g/t over 0.7 meters (hole MA-03-10).

Mineralized drill intercepts are summarized in the following table:

A new NI 43-101 report, dated April 8, 2004, has been prepared for Acrex by an independent Qualified Person, Mr. Hank Meixner, P.Geo.  Additional old technical reports received from Barrick in late 2003 included a revised resource calculation on the Southwest Zone incorporating data from the 44 1997 drill holes completed after the original 1996 resource calculation.  Mr. Meixner has reviewed and reported on both resource calculations.  The 1996 Barrick resource was described by Mr. Meixner in his 2001 report as an inferred resource estimate of 2.4 million tonnes averaging 6.07 g/t gold over a width of 6.4 meters and estimated to contain 468,000 ounces of gold.  The 1997 Barrick recalculation upgraded this inferred resource to 3.2 million tonnes averaging 5.98 g/t gold over an average width of 3.8 meters, estimated to contain approximately 624, 500 ounces of gold.  Mr. Meixner's reports can be viewed by visiting www.sedar.com.

Acrex will continue its drilling program in the "55" Zone, immediately following spring break-up.  Mr. Peter Caldbick is the QP for this drill program.

As of March 31, 2004 Acrex had spent $882,473 on exploration of the Michaud property - on account of the $1,000,000 required to be spent to earn a 50% interest in a portion of the property.  Acrex plans to spend, following Spring break-up, at least the additional $117,527 that will be necessary to complete the earning of the 50% interest.

Investor Relations -

Tel:   604-675-7640

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

ACREX VENTURES LTD.

Suite 1400 - 570 Granville Street, Vancouver, B.C.   V6C 3P1

Tel: (604) 675-7640     Fax: (604) 687-4212

News Release

Monday, March 1st, 2004, Vancouver, B.C.                                                         Symbol "AKV": TSX Venture Exchange

ACREX VENTURES DRILLING EXTENDS WESTERN GOLD ZONE MINERALIZATION TO OVER 350 METERS ALONG

STRIKE, TIMMINS, ONTARIO

Acrex Ventures Ltd. ("Acrex") is pleased to report that recent drilling on the Western Zone of its Michaud Gold Property in Northern Ontario has defined a strong gold bearing system over a strike length in excess of 350 meters (1,200 feet). The zone remains open along strike to the east and west and at depth.

The recently identified Western Zone is located 5.5 km along strike to the west of the Southwest, South and "04" Zones where Barrick in 1996 outlined an inferred resource of

2.6 million tons averaging 6.07 g./t gold estimated to contain over 468,000 ounces.

The Michaud Property, held under option from Moneta Porcupine Mines Inc., is located along the prolific gold producing Destor-Porcupine Fault of the Abitibi Greenstone Belt, Northern Ontario.

To date, Acrex has completed six diamond drill holes on its recently discovered Western Zone. A seventh drill hole (MA-04-18) is in progress to test the western extension to this gold system. Four of the six diamond drill holes in the Western Zone have encountered significant mineralized intercepts (results from the first 3 holes were reported in Acrex's News Release of January 6, 2004).

Significant gold intercepts in the four holes have outlined a 350 meters (1,200'), easterly trending gold mineralized structure. The mineralized intercepts defining this gold system average: 10.59 g/t over 0.9m (including 22.97g/t/0.4m); 8.45 g/t over 1.5m (including 20.86g/t/0.3m); 8.57 g/t over 2.4m (including 26.72g/t/0.6m); and 4.24 g/t over 2.1m (including 10.98g/t/0.8m) (see Table below).

Gold mineralization in the four drill holes is associated with quartz-veined and altered metasediments. This type of mineralization is similar to that encountered in the "55" and Southwest (South, Southwest and "04" Zones collectively) Zones located between 2 and 5.5 km respectively along strike to the east. Mineralization has now been defined in 6 areas along a 5.5 km strike length in the metasediments marginal to the trace of the South Destor-Porcupine Fault. Acrex controls an additional 3.5 km of strike along this key stratigraphic, host to gold mineralization.

The initial hole in the Western Zone (MA-03-12) was collared in the ultramafics on the northern side of the South Destor-Porcupine Fault. Hole MA-04-16 was located 400' to the east of MA-03-13 and, although high-grade mineralization was not encountered in this hole, the mineralized structure hosting anomalous gold values was intersected. This indicates the system remains open to the east.

Significant results from holes MA-03-13 to MA-04-17 are summarized below:

DDH	From	To	Interval	Au fire assay
	(m)	(m)	(m)*	(g/t)**

MA-03-13	203.8	205.0	1.2	1.13
	213.0	218.4	5.4	2.30
or	213.6	215.7	2.1	4.24
including	213.6	214.2	0.8	10.98

MA-03-14	198.9	201.0	2.1	1.39
including	199.4	200.0	0.6	2.35
	258.4	259.4	1.0	1.21
including	258.4	258.8	0.4	1.84
	262.7	266.7	4.0	5.60
or	263.3	265.7	2.4	8.57
including	263.7	264.3	0.6	26.72

MA-03-15	130.0	131.5	1.5	1.09
	147.6	149.1	1.5	8.45
including	148.0	148.6	0.6	15.58
or	148.0	148.3	0.3	20.86

MA-04-16	207.0	207.5	0.5	1.40

MA-04-17	190.5	191.4	0.9	10.59
including	191.0	191.4	0.4	22.97
	332.6	335.0	2.4	2.08
or	332.6	333.7	1.1	3.78
including	332.6	333.0	0.4	6.78
*	drilled width
**	duplicate and check average

The assay results to date are believed to be representative, and confirmatory metallic assays are ongoing for any intersected zones.

The importance of intersecting gold mineralization in only the second drill hole of a pure reconnaissance target located 2.5 km along strike from the nearest known mineralization cannot be understated. The Western Zone further highlights potential for additional gold systems along the entire 9 km of favourable stratigraphy located within Acrex's Michaud property. Both the "55" and the Western Zones along with the entire strike extent of the favourable stratigraphy require additional testing to determine the property's full mineral potential.

The Company is planning to drill 8 more holes in the Western and "55" Zones. It is expected that the completion and testing of these additional holes will bring Acrex's expenditures on the Michaud Property to in excess of $1,000,000. Pursuant to the Option Agreement Acrex has with Moneta, the expenditure of $1,000,000 on the property will result in Acrex having earned a 50% joint venture interest in the property (excluding the north-eastern most claims where the Barrick defined inferred resource referred to above is located - referred to by Acrex and Moneta as the "Balance". Acrex can increase its interest in the balance of the property to 70% by giving Moneta a notice by December 31, 2004 (which will create a firm obligation by Acrex) and completing the spending of an aggregate total of $2,750,000 on the Property by May 15, 2007.

Additional drilling is currently continuing on the Western Zone under the supervision of Mr. P. Caldbick, P.Geo.

Mr. P. Caldbick, P.Geo., is the Qualified Person for this drill program.

Investor Relations - Tel: 604-675-7640 e-mail: info@acrexventures.com

Fax: 604-687-4212; website: www.acrexventures.com

ACREX VENTURES LTD.

"T.J.M. Powell"

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

N
WESTERN ZONE
DRILLING
MA-04-18
MA-04-17
MA-04-15
MA-03-12
SOUTH DESTOR PORCUPINE FAULT ZONE
10.59 g/t / 0.9m
including 23.5 g/t
over 0.4 m
8.4 g/t / 1.5m
including 15.7 g/t
over 0.6 m
anomalous
gold values
8.5 g/t / 2.4m
including 26.71 g/t
over 0.6 m
4.24 g/t / 2.1m
including 11.0 g/t
over 0.6 m
anomalous
gold values
anomalous
gold values
3.8 g/t / 1.1m
including 6.8 g/t
over 0.4 m
MA-04-16
MA-03-13
MA-03-14
50
100m
February 2004
Acrex Ventures Ltd.
(AKV - TSX Venture)
Michaud Property
DRILL HOLE LOCATION MAP
Schematic
Golden Highway - Matheson Area, Ontario

LUDGATE GOLD ZONE
N
NORTH DESTOR PORCUPINE FAULT ZONE
SOUTH DESTOR PORCUPINE FAULT ZONE
Area Enlarged Above
"04"
ZONE
SOUTH
ZONE
SOUTHWEST
ZONE
"55"
ZONE
"O4"
EXTENSION
ZONE
MA04-12
WESTERN
ZONE
2.9 kilometres
Property Boundary
ULTRAMAFIC - MAFIC VOLCANICS
BASALT
SANDSTONES - ARGILLITES
IRON FORMATION

Hudson Bay
ONTARIO
MICHAUD PROPERTY
Hemlo
Timmins
Ottawa
Toronto

ACREX VENTURES LTD.

Suite 1400 - 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

Tuesday, January 6, 2004, Vancouver, B.C.                     Symbol "AKV": TSX Venture Exchange

ACREX VENTURES  DISCOVERS NEW GOLD ZONE, MICHAUD PROPERTY, ONTARIO

Acrex Ventures Ltd. ("Acrex") is pleased to provide an exploration update on its Michaud Gold Property, held under option from Moneta Porcupine Mines Inc., located along the prolific gold producing Destor-Porcupine Fault Zone of the Abitibi Greenstone Belt, Northern Ontario.  In 2002, Acrex completed 9 diamond drill holes in the area of the Southwest Zone, where Barrick previously outlined an inferred resource of 468,000 ounces of gold, and in the "55" Zone.  In late 2003, Acrex completed  5 additional diamond drill holes, MA-03-10 to MA-03-14, totalling 1,496 meters (4,907 ft.).   Results from this drilling program continue to enhance the potential of both the "55" and newly discovered Western Zones.  Most importantly, the results from the Western Zone have extended the known strike extent of the mineralized system on the Michaud property for an additional 2 km.  Acrex's Michaud property covers over 9 km of potential gold bearing stratigraphy with significant gold now confirmed in five major zones (South, Southwest, "04", "04" Extension, "55" and Western Zones) covering a strike extent of 5.5 km.

The first two holes in the recent program were drilled in the "55" Zone in order to establish continuity and expand upon existing gold bearing zones.  Hole MA-03-10 was collared 107m south and centred between two drill holes spaced 60 meters apart; the historical Barrick drill hole MN97-195 which returned 10.08 g/t over 4.6m and Acrex drill hole MA-02-06 which yielded 7.5 g/t over 6.5m.  MA-03-10 intersected a fractured and carbonatized mineralized alteration zone that returned 21.72 g/t over 0.7m within a 4.28m section that assayed 4.37 g/t gold.  This high grade intercept is approximately 100m downdip of the known mineralization.  Hole MA-03-11 was collared 60m west of MA-02-06 and intersected a veined hematitic and carbonatized mineralized alteration zone grading 2.31 g/t over 4.4m. These intersections demonstrate the continuity of the gold bearing alteration system to the west of Acrex drill hole MA-02-06 and Barrick hole MN97-195.  As well, these new intercepts suggest the possibility of up to four separate gold bearing zones within the "55" Zone that remain open along strike and to depth.

The remaining 3 drill holes (MA-03-12  / 13 / 14) were collared approximately 2 km west along the strike of the "55" Zone in the recently identified Western Zone.  The Western Zone target was defined from a combination of IP, ground and airborne magnetics as well as anomalous gold values from historical reverse circulation drilling.  MA-03-12, collared to establish an understanding of the stratigraphy, was abandoned within faulted ultramafics. The second drill hole MA-03-13, collared  275m south of MA-03-12, encountered a carbonatized and silicified mineralized alteration zone with quartz stringers and returned 1.75 g/t over 2.8m including 4.42 g/t over 0.5m. The third drill hole,  MA-03-14, was collared 122m (400ft.) west of MA-03-13 and intersected a mineralized veined alteration zone containing quartz veins within carbonatized and silicified mineralized greywacke. Hole MA-03-14 returned 26.71 g/t over 0.6m and 8.59 g/t over 2.4m within a 4.0m (262.70m to 266.70m)

interval that averaged 5.61 g/t.  An additional shallower carbonatized and silicified mineralized alteration zone assayed 2.06 g/t over 1.1m. These new gold intersections within altered carbonatized and silicified mineralized sediments underscore the favourable gold bearing stratigraphy on the Michaud property.

Significant results from holes MA-03-10 to MA-03-14 are summarized below:

Hole #	Zone	From (m)	To (m)	Interval (m)	Grade (g/t)
MA-03-10	"55"	229.80	230.23	0.43	7.98
includes		311.80 313.30	316.08 314.00	4.28 0.7	4.37 21.72
MA-03-11 includes	"55"	281.90 285.30	286.30 286.30	4.4 1.0	2.31* 6.80
MA-03-13	Western Zone	203.80	205.00	1.20	1.16 *
includes		215.20 215.20	218.0 215.70	2.8 0.5	1.75 4.42
MA-03-14 includes includes	Western Zone	199.40 262.70 263.30 263.70	200.50 266.70 265.70 264.30	1.1 4.0 2.4 0.6	2.06 5.61 8.59 26.71

* visible gold  noted

The assay results to date are believed to be representative, but confirmatory metallic assays are being initiated for the entire intersected zones.

The success of this ongoing drill program exemplifies the high potential for gold systems within the Michaud property. Both the "55" and the Western Zone require additional testing to determine their full significance.

Additional drilling has commenced on the Western Zone.

Mr. P. Caldbick, P.Geo.,  is the Qualified Person for this drill program.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.